NOBLE HOUSE ENTERTAINMENT INC.

NEWS RELEASE:

NOBLE HOUSE ENTERTAINMENT INC. ANNOUNCES IT HAS BEEN APPROVED FOR TRADING ON THE OVER THE COUNTER BULLETIN BOARD OF NASDAQ

TORONTO, ON – June 2, 2005, Noble House Entertainment Inc.(OTCBB: NHSEF) (“Noble House”), a Canadian film and television distribution company is pleased to announce that effective May 29, 2005, NASDAQ approved its common shares for listing and trading on the Over The Counter Bulletin Board (OTCBB).  Noble House common shares began trading on May 29, 2005 under the symbol NHSEF.

Noble House President and CEO Damian Lee commented: “OTCBB listing is significant in providing wider marketability to our shares and ultimately greater liquidity to our investors. We have taken several initiatives towards development of a number of film properties in our library and in establishing various strategic relationships with well-known international distributors, producers and writers.  The trading of our common shares on an internationally recognized exchange will further enhance the visibility of both our product and company.”

About Noble House Entertainment Inc.:

Noble House Entertainment Inc. [OTCBB: NHSEF], a Canadian-based film and television production and distribution company, develops highly commercial and artistic projects that are international in scope and content.  Noble House’s Canadian-based operations provide a strategic advantage in terms of financing and talent.  All projects are currently designed to qualify as Canadian content. The Company facilitates industry financing, production, and distribution of its projects.

For further information, please contact Damian Lee, CEO, at 416-860-0211.   Visit www.nhentertainment.com for more information.

No regulatory authority has approved nor disapproved the content of this release.

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Act"). In particular, when used in the preceding discussion, the words "plans", "confident that", "believe", "expect", or "intend to", and similar conditional expressions are intended to identify forward-looking statements within the meaning of the Act and are subject to the safe harbor created by the Act. Such statements are subject to certain risks and uncertainties and actual results could differ materially from those expressed in any of the forward-looking statements.